Guaranty Bancorp

1331 Seventeenth Street, Suite 200

Denver, Colorado 80202

April 1, 2015

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Guaranty Bancorp
Request for Withdrawal of Amendment No. 2 to Registration Statement on Form S-3 (File No. 333-177461)

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), Guaranty Bancorp (the “Company”) hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of Amendment No. 2 to the Company’s Registration Statement on Form S-3 (File No. 333-177461), filed with the Commission on March 27, 2015, together with all exhibits thereto (the “Amendment”).

We are making this request for withdrawal due to filing the Amendment with an improper EDGAR tag; we will be re-filing the Amendment with the proper EDGAR tag.

The Company hereby confirms that no securities have been sold pursuant to the Amendment.

The Company understands that, pursuant to Rule 477(b) under the Securities Act, this application for withdrawal will be effective at the time filed with the Commission unless, within fifteen calendar days after the filing, the Commission notifies the Company that the application for withdrawal will not be granted.

If you have any questions with respect to this matter, please contact Christian Otteson of Bieging Shapiro & Barber LLP at (720) 488-0220.

Very truly yours,

Guaranty Bancorp

By:	/s/ Christopher G. Treece
Name:	Christopher G. Treece
Title:	Executive Vice President, Chief Financial Officer and Secretary